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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
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                                SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                         PURSUANT TO SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                             NETSPEAK CORPORATION
                       (NAME OF PERSON FILING STATEMENT)

                               ----------------

                             NETSPEAK CORPORATION
                           (NAME OF SUBJECT COMPANY)

                              ----------------

                         COMMON STOCK, $.01 PAR VALUE
                        (TITLE OF CLASS OF SECURITIES)


                                JOHN W. STATEN
                            CHIEF FINANCIAL OFFICER
                             NETSPEAK CORPORATION
                        902 CLINT MOORE ROAD, SUITE 104
                           BOCA RATON, FLORIDA 33487
                                (561) 998-8700
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
      NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON FILING STATEMENT)

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                                  COPIES TO:

                             DALE S. BERGMAN, P.A.
                               ALBERTO DE CARDENAS
                               BROAD AND CASSEL
                         201 SOUTH BISCAYNE BOULEVARD
                                  SUITE 3000
                             MIAMI, FLORIDA 33131
                                (305) 373-9400
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

                                  INTRODUCTION


     This Solicitation/Recommendation Statement on Schedule 14D-9 (this "Schedule 14D-9") relates to the tender offer by Motorola, Inc., a Delaware corporation (the "Purchaser"), to purchase up to 3,000,000 shares of the common stock, $.01 par value per share (the "Shares"), of NetSpeak Corporation, a Florida corporation (the "Company"), at a price of $30.00 per Share, net to each seller in cash.


ITEM 1. SECURITY AND SUBJECT COMPANY.


     The name of the Company is NetSpeak Corporation, a Florida corporation. The address of the principal executive office of the Company is 902 Clint Moore Road, Suite 104, Boca Raton, Florida 33487. The title of the class of equity securities to which this Schedule 14D-9 relates is the Shares.


ITEM 2. TENDER OFFER OF THE BIDDER.


     This Schedule 14D-9 relates to the tender offer by Purchaser disclosed in a Tender Offer Statement on the Schedule 14D-1 dated March 25, 1998 (as amended or supplemented, the "Schedule 14D-1") filed with the Securities and Exchange Commission (the "Commission") to purchase the Shares at a price of $30.00 per Share, net to the seller in cash, without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, attached hereto as Exhibit (a)(1), dated March 25, 1998 (the "Offer to Purchase"), and the related Letter of Transmittal, attached hereto as Exhibit (a)(2) (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the "Offer"). The principal executive offices of Purchaser are located at 1303 E. Algonquin Road, Schaumburg, Illinois 60196.


ITEM 3. IDENTITY AND BACKGROUND.


     (a) The name and business address of the Company, which is the person filing this Schedule 14D-9, are set forth in Item 1 above.


     (b) The information set forth in "Introduction," Section 11 ("Background of the Offer") and Section 12 ("Purpose of the Offer; Plans for the Company; the Tender Agreement; the Voting Agreement; the Standstill and Participation Agreement; the Investor's Rights Agreement; the Common Stock Purchase Agreements; the License Agreement") of the Offer to Purchase attached hereto as Exhibit (a)(1) is incorporated herein by reference.


ITEM 4. THE SOLICITATION OR RECOMMENDATION.


     (a) The Board of Directors of the Company (the "Board") has duly adopted resolutions approving the Offer and the other transactions referred to in the Offer to Purchase. The Board, however, has determined that the Company shall remain neutral with respect to a recommendation to the Company's shareholders regarding the Offer and the other transactions contemplated by the Offer to Purchase. The letter to the shareholders which discusses the Board's position is attached as Exhibit (a)(3) hereto and is incorporated herein by reference.


     (b) In reaching its determination with respect to the Offer, the Board considered a number of factors as described in the letter to shareholders attached as Exhibit (a)(3) hereto and incorporated herein by reference.


ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.


     The Company retained Broadview Associates LLP ("Broadview") to provide financial advisory services in connection with the Offer. As compensation for such services, the Company has agreed to pay Broadview a fee of $200,000 and to reimburse Broadview for its reasonable out-of-pocket expenses incurred in connection with rendering financial advisory services, including fees and disbursements of its legal counsel.

     Broadview has provided certain investment banking services to the Company from time to time for which it has received customary compensation. In the ordinary course of its business, Broadview may from time to time effect transactions and hold positions in securities of the Company.


     Neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the Company's shareholders on its behalf with respect to the Offer.


ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.


     (a) Following are the transactions in the Shares effected during the past 60 days by the Company and, to the best of the Company's knowledge, by any of its executive officers, directors, affiliates or subsidiaries.


     The following executive officer of the Company was granted options to purchase shares on the date and at the per share exercise price set forth below.


NAME                             GRANT DATE     SHARES     EXERCISE PRICE
-----------------------------   ------------   --------   ---------------
Steven F. Mills ..............     2/13/98      60,000        $ 23.188

     On March 18, 1998, the Purchaser entered into separate Common Stock Purchase Agreements (the "Common Stock Purchase Agreements") with Steven F. Mills, the Company's Senior Vice President of Advanced Technology Development, and John W. Staten, the Company's Chief Financial Officer and Assistant Secretary, respectively (collectively, the "Sellers") pursuant to which the Sellers have agreed, among other things, to validly sell 10,000 and 25,000 shares of the Company's common stock, respectively, to the Purchaser at a purchase price of $30.00 net per share. These shares represent approximately 0.29% of the shares outstanding as of March 18, 1998. The terms and conditions of the Common Stock Purchase Agreements will be consummated following the successful completion of the Offer. The Common Stock Purchase Agreements are attached as Exhibits (c)(4) and (c)(5) hereto and are briefly described in
Section 12 of the Offer to Purchase attached as Exhibit (a)(1).


     (b) The Company's executive officers and directors may participate with the other shareholders in the Offer, although the Company has not been advised as to the number of shares that the executive officers and directors will tender.


ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.


     (a) Except as set forth herein, no negotiation is being undertaken or is underway by the Company in response to the Offer that relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization involving the Company or any subsidiary thereof; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary thereof; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.


     (b) There are no transactions, Board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(a) above.


ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.


     The information contained in all of the Exhibits referenced to in Item 9 below is incorporated herein by reference.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

  (a)(1)      Offer to Purchase dated March 25, 1998.
  (a)(2)      Letter of Transmittal.
  (a)(3)      Letter to Shareholders of the Company, dated March 25, 1998, from Stephen R. Cohen,
              Chairman of the Board and Chief Executive Officer of the Company.
  (a)(4)      Notice of Guaranteed Delivery.
  (a)(5)      Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
  (a)(6)      Form of Summary Advertisement as published in The Wall Street Journal on March 25, 1998.
  (a)(7)      Text of Press Release, dated March 19, 1998, issued by the Company and the Purchaser.
  (a)(8)      Text of Press Release, dated March 25, 1998, issued by the Purchaser.
  (c)(1)      Tender Agreement dated March 18, 1998 between the Company and the Purchaser.
  (c)(2)      Voting Agreement dated March 18, 1998 between the Purchaser, the Company and certain management shareholders.
  (c)(3)      Standstill and Participation Rights Agreement dated March 18, 1998 between the Company and the Purchaser.
  (c)(4)      Common Stock Purchase Agreement dated March 18, 1998 between the Purchaser and John
              W. Staten.
  (c)(5)      Common Stock Purchase Agreement dated March 18, 1998 between the Purchaser and Steven
              F. Mills.
  (c)(6)      Amended and Restated NetSpeak Corporation Investor's Rights Agreement dated March 18,
              1998 between the Company and the Purchaser.
  (c)(7)      Joint Development and License Agreement dated March 18, 1998 between the Company and the Purchaser*

----------------
* A request for confidential treatment has been made for certain portions of this Exhibit.


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.


                                        NETSPEAK CORPORATION



Dated: March 25, 1998                   By: /s/ Stephen R. Cohen
                                            ------------------------------------
                                              Stephen R. Cohen
                                              Chairman and Chief Executive
                                              Officer

                                 EXHIBIT INDEX


EXHIBIT
NUMBER        EXHIBIT NAME
------------- -----------------------------------------------------------------------------------------
99.(a)(1)      Offer to Purchase dated March 25, 1998.
99.(a)(2)      Letter of Transmittal.
99.(a)(3)      Letter to Shareholders of the Company, dated March 25, 1998, from Stephen R. Cohen,
               Chairman of the Board and Chief Executive Officer of the Company.
99.(a)(4)      Notice of Guaranteed Delivery.
99.(a)(5)      Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
99.(a)(6)      Form of Summary Advertisement as published in The Wall Street Journal on March 25, 1998.
99.(a)(7)      Text of Press Release, dated March 19, 1998, issued by the Company and the Purchaser.
99.(a)(8)      Text of Press Release, dated March 25, 1998, issued by the Purchaser.
99.(c)(1)      Tender Agreement dated March 18, 1998 between the Company and the Purchaser.
99.(c)(2)      Voting Agreement dated March 18, 1998 between the Purchaser, the Company and certain management shareholders.
99.(c)(3)      Standstill and Participation Rights Agreement dated March 18, 1998 between the Company and the Purchaser.
99.(c)(4)      Common Stock Purchase Agreement dated March 18, 1998 between the Purchaser and John
               W. Staten.
99.(c)(5)      Common Stock Purchase Agreement dated March 18, 1998 between the Purchaser and Steven
               F. Mills.
99.(c)(6)      Amended and Restated NetSpeak Corporation Investor's Rights Agreement dated March 18,
               1998 between the Company and the Purchaser.
99.(c)(7)      Joint Development and License Agreement dated March 18, 1998 between the Company and the Purchaser*

----------------
* A request for confidential treatment has been made for certain portions of this Exhibit.